Exhibit (a)(1)(iii)

Kendle International Inc. Commences Tender Offer and Consent Solicitation For Convertible Notes

CINCINNATI, June 6, 2011—Kendle International Inc. (Nasdaq: KNDL) (“Kendle”), announced today that it is commencing a cash tender offer and consent solicitation for any and all of its $142.5 million aggregate principal amount of outstanding 3.375% Convertible Senior Notes due 2012 (CUSIP No. 48880LAA5; ISIN No. US48880LAA52) (the “Notes”). The tender offer and consent solicitation is being conducted in connection with the previously announced agreement of Kendle International Inc. to be merged with Triangle Two Acquisition Corp., an Ohio corporation and newly formed subsidiary of INC Research, LLC, a Delaware limited liability company (“INC”) (the “Merger”). Completion of the tender offer and consent solicitation is not a condition to completion of the Merger. However, the tender offer and consent solicitation is itself subject to the satisfaction of certain conditions, including the satisfaction of the conditions precedent to the Merger as set forth in the Agreement and Plan of Merger dated as of May 4, 2011 by and among Kendle, INC and Triangle Two Acquisition Corp. and the receipt of consents of the noteholders representing a majority of the outstanding principal amount of the notes.

The tender offer and consent solicitation with respect to the Notes will expire at 8:00 am, New York City time, on July 6, 2011, unless extended or earlier terminated by Kendle. If Kendle makes a material change in the terms of the offer or consent solicitation or the information concerning the offer or consent solicitation, it will then disseminate additional offering materials and extend the offer or, if applicable, consent solicitation, to the extent required by law.

The consideration for each $1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the tender offer and consent solicitation is $1,000.00, plus accrued and unpaid interest to, but not including, the payment date, which is expected to be promptly after the expiration date.

Holders tendering their Notes will be required to consent to the proposed amendment to the indenture governing the Notes, which would eliminate the reporting covenant in the indenture. The tender offer and consent solicitation is being made pursuant to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 6, 2011 for the Notes and the related Letter of Transmittal and Consent (together with the Offer to Purchase and Consent Solicitation Statement, “Offer Documents”).

Kendle has retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as dealer manager in connection with the tender offer and consent solicitation. Questions about the tender offer and consent solicitation may be directed to Morgan Stanley at (800) 624–1808 (toll free) or (212) 761–1941 (collect). Copies of the Offer Documents and other related documents may be obtained from Global Bondholder Services Corporation, the information agent for the tender offer and consent solicitation, at (866) 470–4300 (toll free) or (212) 430–3774 (for banks and brokers only).

The tender offer and consent solicitation is being made solely pursuant to the applicable Offer Documents, which set forth the complete terms of the tender offer and consent solicitation. Holders should also read the Schedule TO that Kendle filed today with the U.S. Securities and Exchange Commission (the “SEC”). Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other Kendle securities. This press release also is not a solicitation of consents to the proposed amendment to the indenture. No recommendation is made as to whether holders of the securities should tender their securities or give their consent.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Kendle

Kendle International Inc. (Nasdaq: KNDL) is a leading global clinical research organization providing the full range of early- to late-stage clinical development services for the world’s biopharmaceutical industry. Kendle’s focus is on innovative solutions that reduce cycle times for its customers and accelerate the delivery of life-enhancing products to market for the benefit of patients worldwide. As one of the world’s largest global providers of Phase I-IV services, Kendle offers experience spanning more than 100 countries, along with industry-leading patient access and retention capabilities and broad therapeutic expertise, to meet its customers’ clinical development challenges. For more information, please visit www.kendle.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to the proposed Merger between Kendle and INC, as defined above, and the expected timing and completion of the transaction. Words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements. Such statements are based upon the current beliefs and expectations of Kendle’s management and involve a number of significant risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Kendle. Actual results may differ materially from the results anticipated in these forward-looking statements. There can be no assurance as to the timing of the closing of the transaction, or whether the transaction will close at all. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Kendle’s shareholders; the ability to obtain required regulatory approvals of the transaction or to satisfy other conditions to the transaction on the terms and expected timeframe or at all; transaction costs; economic conditions; a material adverse change in the business, assets, financial condition or results of operations of Kendle; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers or other business partners. Additional factors that could cause Kendle’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed with the Securities and Exchange Commission and in the proxy statement Kendle has filed with the Securities and Exchange Commission and mailed to its shareholders with respect to the proposed transaction, which are or will be available at the Securities and Exchange Commission’s web site (http://www.sec.gov) at no charge. Kendle assumes no responsibility to update any forward-looking statements as a result of new information or future developments except as expressly required by law. All subsequent written and oral forward-looking statements attributable to Kendle, or persons acting on Kendle’s behalf, are expressly qualified in their entirety by these cautionary statements.

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